June 18, 2021

OTCQB: QTRRF

TSX.V: QTA

NR-05-21

Quaterra Announces AGM Results, Appointment of Travis Naugle to the Board of Directors, and Drilling Update on MacArthur Copper Project in Nevada

Quaterra Resources Inc. ("Quaterra" or the "Company") is pleased to announce that all resolutions set out in the Company's notice of meeting and information circular were passed by shareholders at the Company's Annual General Meeting held on June 17, 2021. A total of 80,209,430 common shares were represented at the meeting representing 35.94% of the Company's outstanding common shares.

At the meeting, shareholders approved the appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year.  In addition, shareholders ratified the Company's 10% rolling stock option plan, and the Company's Shareholder Rights Plan. A copy of the Shareholder Rights Plan is available under the Company's profile on SEDAR at www.sedar.com. The Shareholder Right's Plan has been approved by the TSX Venture Exchange and requires ratification by shareholder resolution every three years.

At the meeting, shareholders also re-elected the following four directors: Thomas Patton, John Kerr, LeRoy Wilkes and Terry Eyton.  Following the shareholder meeting, the board of directors appointed Travis Naugle as an additional director, and reappointed the following officers:  Thomas Patton as Chairman, Travis Naugle as CEO, Stephen Goodman as President, Lei Wang as CFO and Lawrence Page, Q.C. as Corporate Secretary.

The Company also announces that it has granted 4,950,000 incentive stock options to directors, officers, employees and consultants pursuant to the Company's stock option plan. The options are exercisable at a price of $0.245 per share for a period of five years.

Drilling Update at MacArthur

On May 4, 2021 Quaterra began a 7,000 ft to 10,000 ft core drilling program at the MacArthur copper project (see News Release of May 7, 2021 for details). As of June 15, 2021 a total of 4,618 ft has been drilled with initial assay results from Skyline Assayers & Laboratories expected in July. The focus of the drill program is to provide additional data required to complete a prefeasibility study on the project including representative metallurgical samples.

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its Yerington copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson
Corporate Communications
778-898-0057

Jay Oness

Investor Relations

604-808-9479

Email: info@quaterra.com

Website: www.quaterra.com

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.